EXHIBIT 99.54
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 [GRAPHIC OMITTED]
 [KPMG LETTERHEAD]
                                 KPMG LLP
                                 CHARTERED ACCOUNTANTS
                                 200-205 5 Avenue SW
                                 Calgary AB T2P 4B9


To the securities regulatory authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

ADVANTAGE ENERGY INCOME FUND (THE "TRUST")

We refer to the short form prospectus (the "Prospectus") of the Trust dated January 31, 2005 relating to the sale and issue of trust units of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated August 24, 2004 to the directors of Advantage Oil & Gas Ltd. on the schedule of revenues and expenses of the Acquired Assets for the year ended December 31, 2003.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the schedule of revenues and expenses upon which we have reported or that is within our knowledge as a result of our audit of such schedule.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 31, 2005













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